September 13, 2013

Via EDGAR
202-551-3211 - David Humphrey
202-551-3312 - Juan Migone

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-0402

Attn: David Humphrey
Juan Migone

Re: C.H. Robinson Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
File Number: 000-23189

Dear Mr. Humphrey and Mr. Migone:

This letter is being submitted in response to a comment communicated by the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) during a phone conversation between C.H. Robinson Worldwide, Inc. (the “Company”, “we” or “our”) and Mr. Juan Migone regarding our written response dated April 11, 2013 to the Staff's comment letter (the “Comment Letter”) dated March 27, 2013.

The Comment Letter provided comments of the SEC staff on the Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 1, 2013, as well as the Form 8-K filed with the SEC on October 16, 2013 and the Form 8-K/A filed with the SEC on January 14, 2013.

For your convenience, the Staff's verbal comment is set forth below and is followed by our response.

8.	Form 8-K/A dated January 14, 2013

We note your response to Comment 8 (dated April 11, 2013). As the amounts contained in Phoenix's historical Consolidated Statement of Income for their fiscal year ended June 30, 2012 (Exhibit 99.1) are materially different than the amounts presented in the pro forma statement, please confirm that you will have the Phoenix audited historical Consolidated Statement of Income for their fiscal year ended June 30, 2012 updated to properly present customs brokerage duty net of costs in accordance with generally accepted accounting principles.

Executive Offices | 14701 Charlson Rd. Suite 200 | Eden Prairie, MN 55347
952.937.8500 | www.chrobinson.com

Response

We filed Amendment No. 2 on Form 8-K/A, filed by us on August 14, 2013, for the purpose of including restated previously issued Consolidated Financial Statements and Report of Independent Certified Public Accountants of Phoenix International Freight Services, Ltd. and Subsidiaries as of June 30, 2012 to properly present customs brokerage duty and certain freight forwarding services revenue net of costs.

In addition, we will be filing Amendment No. 3 on Form 8-K/A solely to ensure that this Form 8-K/A is properly identified as a Form 8-K/A on the SEC's Electronic Data Gathering, Analysis, and Retrieval System with Respect to the Company. This Amendment No. 3 will not amend or modify Amendment No. 2 on Form 8-K/A, filed by us on August 14, 2013, Amendment No. 1 on Form 8-K/A, filed by us on January 14, 2013, or the Original Report on Form 8-K, filed by us on November 1, 2012, in any other respect.

In responding to your comments, the Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this information proves to be useful and responsive. If you require further information or would care to discuss the foregoing responses in greater detail, please do not hesitate to have someone from your office contact me at their convenience at 952-937-7779.

Very truly yours,

C.H. Robinson Worldwide, Inc.

By: /s/ Chad Lindbloom

Chad Lindbloom
Senior Vice President and CFO